UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Voluntary Unconditional Cash Offer for Ban Leong Technologies Limited

As previously announced, Epicsoft Asia Pte. Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of GCL Global Holdings Ltd. (the “Company”), made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (“Ban Leong”), excluding shares held in treasury (the “Shares”) pursuant to Rule 15 of the Singapore Code on Take-overs and Mergers (“Code”) and subject to the terms and conditions in the Offeror’s formal offer document (the “Offer Document”) dated May 21, 2025 in accordance with the Code. The Offer was declared unconditional in all respects on May 27, 2025.

On June 12, 2025, the Offeror made an announcement (the “Announcement’) that it has successfully garnered acceptances exceeding 90% of the total number of Ban Leong’s issued Shares (excluding Shares held in treasury); and that it intends to exercise its right to compulsorily acquire all the Offer Shares not acquired under the Offer at the Offer Price, and to delist Ban Leong from the Singapore Stock Exchange following the completion of such compulsory acquisition. A copy of the Announcement is attached hereto as Exhibit 99.1, and is incorporated by reference. The foregoing description of the Offer is subject to, and qualified in its entirety, by such document.

On June 12, 2025, the Company has also issued a press release in connection with the Announcement. A copy of the press release is attached hereto as Exhibit 99.2.

Exhibits

99.1	Announcement made by Epicsoft Asia Pte. Ltd. in Singapore, dated June 12, 2025.
99.2	Press release issued by GCL Global Holdings Ltd., dated June 12, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 12, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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